STATEMENT OF INVESTMENTS

Dreyfus Cash Management

April 30, 2007 (Unaudited)

Negotiable Bank Certificates of Deposit--24.5%	Principal Amount ($)	Value ($)
Alliance & Leicester PLC (London)		
5.32%, 5/29/07	150,000,000	149,999,367
Banco Bilbao Vizcaya Argentaria Puerto Rico (Yankee)		
5.30% - 5.31%, 5/2/07 - 6/1/07	650,000,000	650,000,000
Bank of Tokyo-Mitsubishi Ltd. (Yankee)		
5.31%, 6/4/07	200,000,000	200,000,000
Credit Agricole (London)		
5.31%, 10/12/07	250,000,000	250,000,000
DEPFA BANK PLC (Yankee)		
5.30% - 5.33%, 8/15/07 - 10/11/07	560,000,000 a	560,003,305
HBOS PLC (London)		
5.32%, 5/21/07	412,000,000	412,000,000
HSH Nordbank AG (Yankee)		
5.32%, 5/21/07	200,000,000 a	200,000,000
Landesbank Hessen-Thuringen Girozentrale (London)		
5.31%, 10/12/07	250,000,000	250,000,000
Union Bank of California, N.A.		
5.32%, 8/27/07	250,000,000	250,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $2,922,002,672)		**2,922,002,672**
Commercial Paper--45.6%		
Alliance & Leicester PLC (London)		
5.31%, 7/18/07	100,000,000	98,865,750
ASB Finance Ltd.		
5.30%, 7/26/07	90,000,000 a	88,875,550
Atlantis One Funding Corp.		
5.31%, 5/7/07 - 6/19/07	102,388,000 a	102,092,262
Bank of America Corp.		
5.32%, 5/18/07	142,000,000	141,649,299
Bank of Ireland		
5.31%, 5/1/07 - 5/7/07	180,000,000 a	179,912,667
CAFCO LLC		
5.31%, 5/11/07	150,000,000 a	149,781,875
CBA (Delaware) Finance Inc.		
5.31% - 5.32%, 5/18/07 - 5/31/07	117,500,000	117,134,629
CIESCO LLC		
5.31%, 5/11/07	123,000,000 a	122,821,138
Citigroup Funding Inc.		
5.34%, 5/11/07	200,000,000	199,707,778
CRC Funding LLC		
5.31%, 5/11/07	150,000,000 a	149,781,875
Crown Point Capital Co. LLC		
5.31% - 5.33%, 5/3/07 - 5/17/07	316,269,000 a	315,958,505
Cullinan Finance Ltd.		
5.30%, 7/25/07	100,000,000 a	98,765,139
Daimler Chrysler Revolving Auto Conduit LLC		

5.31%, 5/3/07 - 5/11/07	202,800,000	202,614,308
DEPFA BANK PLC		
5.31%, 5/8/07	20,000,000 a	19,979,622
Dexia Delaware LLC		
5.28%, 6/7/07	325,000,000	323,261,386
FCAR Owner Trust, Ser. I		
5.32%, 6/19/07	22,000,000	21,842,792
FCAR Owner Trust, Ser. II		
5.32%, 6/19/07	35,250,000	34,998,109
Govco Inc.		
5.30% - 5.32%, 5/15/07 - 7/18/07	175,000,000 a	173,669,164
Harrier Finance Funding Ltd.		
5.31%, 7/27/07	200,000,000 a	197,469,750
HBOS Treasury Services PLC		
5.31%, 5/9/07	80,000,000	79,906,845
K2 (USA) LLC		
5.31%, 5/4/07	29,800,000 a	29,787,012
Kredietbank N.A. Finance Corp.		
5.31%, 5/3/07	180,000,000	179,947,600
Links Finance LLC		
5.31%, 6/18/07	10,000,000 a	9,930,200
Morgan Stanley		
5.31% - 5.32%, 5/4/07 - 5/7/07	275,000,000	274,782,500
Premier Asset Collateralized Entity LLC		
5.30%, 7/23/07	29,700,000 a	29,341,533
Raiffeisen Zentralbank Oesterreich		
5.30% - 5.31%, 7/5/07 - 7/31/07	390,000,000	385,591,592
Skandinaviska Enskilda Banken AB		
5.32%, 5/10/07	95,000,000	94,876,856
Societe Generale N.A. Inc.		
5.31%, 5/8/07	450,000,000	449,543,688
Solitaire Funding Ltd.		
5.30% - 5.31%, 5/2/07 - 6/18/07	555,286,000 a	553,045,675
Thames Asset Global Securitization No. 1 Inc.		
5.29%, 6/7/07	75,147,000 a	74,743,836
Windmill Funding Corp.		
5.31% - 5.33%, 5/4/07 - 5/16/07	535,750,000 a	535,382,204
Total Commercial Paper		
(cost $5,436,061,139)		**5,436,061,139**

Corporate Notes--13.4%

Bank of America N.A.		
5.32%, 5/25/07	250,000,000 b	250,000,000
Fifth Third Bancorp		
5.32%, 5/24/07	200,000,000 b	200,000,000
General Electric Capital Corp.		
5.28%, 5/25/07	100,000,000 b	100,000,000
Harrier Finance Funding Ltd.		
5.31%, 5/18/07	125,000,000 a,b	124,999,642
Links Finance LLC		
5.32%, 11/20/07	100,000,000 a,b	99,994,438
Morgan Stanley		
5.36%, 5/4/07	250,000,000 b	250,000,000

Sigma Finance Inc.		
5.32% - 5.33%, 8/15/07 - 1/15/08	575,000,000 a,b	574,981,972
Total Corporate Notes		
(cost $1,599,976,052)		**1,599,976,052**

Time Deposits--10.7%

Deutsche Bank AG (Grand Cayman)		
5.29%, 5/1/07	300,000,000	300,000,000
Fifth Third Bank (Grand Cayman)		
5.30%, 5/1/07	250,000,000	250,000,000
KBC Bank N.V. (Grand Cayman)		
5.28%, 5/1/07	300,000,000	300,000,000
M&I Marshall & Ilsley Bank Milwaukee, WI (Grand Cayman)		
5.25%, 5/1/07	65,000,000	65,000,000
PNC Bank N.A., Pittsburgh, PA (Nassau)		
5.28%, 5/1/07	250,000,000	250,000,000
Regions Bank (Grand Cayman)		
5.25%, 5/1/07	111,000,000	111,000,000
Total Time Deposits		
(cost $1,276,000,000)		**1,276,000,000**

Repurchase Agreements--6.0%

Banc of America Securities LLC		
5.37%, dated 4/30/07, due 5/1/07 in the amount of		
$220,032,817 (fully collateralized by $208,869,927		
Corporate Bonds, 4.25%-9.75%, due 1/15/09-10/15/33,		
value $208,310,993 and $22,046,000 Corporate Notes, 8%,		
due 2/15/08, value $22,689,008)	220,000,000	220,000,000
Barclays Financial LLC		
5.36%, dated 4/30/07, due 5/1/07 in the amount of		
$250,037,240 (fully collateralized by $222,089,961		
Corporate Bonds, 4.60%-8.50%, due 6/15/11-3/15/33,		
value $241,430,048 and $16,000,000 Corporate Notes,		
4.608%, due 11/16/07, value $16,069,952)	250,000,000	250,000,000
J.P. Morgan Chase & Co.		
5.39%, dated 4/30/07, due 5/1/07 in the amount of		
$250,037,431 (fully collateralized by $199,325,000		
Corporate Bonds, 4.875%-10.375%, due 1/1/09-1/1/23,		
value $201,480,901 and $58,670,000 Corporate Notes,		
8.15%-9.75%, due 6/1/07-6/15/08, value $61,023,216)	250,000,000	250,000,000
Total Repurchase Agreements		
(cost $720,000,000)		**720,000,000**
Total Investments (cost $11,954,039,863)	**100.2%**	**11,954,039,863**
Liabilities, Less Cash and Receivables	**(.2%)**	**(17,980,911)**
Net Assets	**100.0%**	**11,936,058,952**

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in
     transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2007, these securities
     amounted to $4,391,317,364 or 36.8% of net assets.

b   Variable rate security--interest rate subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual
reports previously filed with the Securities and Exchange Commission on Form N-CSR.